Replacement of member of Compensation Committee

Date of events: 2013/01/29

 Contents:

 1. Date of occurrence of the change: 2013/01/29

2. Name of the functional committees: Compensation Committee

3. Name and resume of the replaced member: Wen-Tsan Lin, former Representative Juristic-Person Director

4. Name and resume of the new member: Jeng-Fang Jong, Representative Juristic-Person Director

5. Type of the change (please enter: "resignation", "discharge", "tenure expired" or "new appointment"): discharge and new appointment

6. Reason of the change: discharge and new appointment

7. Original term: from 2011/07/28 to 2013/06/17

8. Effective date of the new member: 2013/01/29

9. Any other matters that need to be specified: None